No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 82
Foreign Exc
Metals and M
Futures 9231 1028 Telex
Debt Markets 8232 8569 Facsimile 8232 8341

04046480

11 November 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
DEC 08 2004
FINANCIAL

Macquarie Bank Limited.

File Number: 82-34740

Macquarie Airports Management Limited
ABN 85 075 295 760
AFS Licence No. 236875

Level 11
1 Martin Place
Sydney NSW
AUSTRALIA

Telephone +61 2 8232 5026
Facsimile +61 2 8232 4713

9 November 2004

ASX RELEASE

MACQUARIE

Macquarie Airports

MAp CONSORTIUM SUCCESSFUL IN BID FOR BRUSSELS AIRPORT

Macquarie Airports (MAp), a listed globally diversified airport fund, today announced that a consortium led by MAp and including other unlisted Macquarie Group managed infrastructure funds and Macquarie Bank Limited (MAp Consortium) has been selected as the successful bidder for the acquisition of a 70% interest in Brussels International Airport Company NV/SA (BIAC). Completion of the acquisition from the Belgian State and a number of other shareholders in BIAC is currently anticipated to occur around year end and is subject to customary regulatory approvals.

The 70% equity interest has been acquired for €735 million (A$1.26 billion), giving a total (100%) Enterprise Value (Equity plus forecast Net Debt as at 31 Dec 2004) at acquisition of €1,635 million (A$2.80 billion). The acquisition metrics compare favourably with both MAp's current trading levels and other recent European airport transactions.

MAp Chief Executive Officer, Ms Kerrie Mather, said, "The MAp Consortium is looking forward to working with the Belgian Authorities to add value to BIAC's business and develop the long term position of the airport as a major player in Europe's aviation market. As part of the Consortium, MAp will acquire a 52.0% beneficial interest in Brussels Airport which is a highly attractive investment opportunity.

"Brussels Airport is a high quality asset with excellent facilities serving more than 15 million passengers per annum. The Airport has the infrastructure necessary for developing its commercial business and real estate and for meeting future demand for passenger numbers growth. It is located in the capital of Europe, 12 kilometres from the city centre. Significantly, BIAC has the right to operate the airport for an indefinite period.

"Brussels Airport is performing strongly. For the 12 months to 30 September 2004 Brussels Airport handled 15.5 million passengers, an increase of 3.0% over the previous corresponding period (pcp). EBITDA (earnings before interest tax depreciation and amortisation) for the 12 months to 30 September 2004 was €133.0 million an increase of 22.6% on the pcp, based on management accounts.

"Following completion of the acquisition, MAp will hold significant investments in three major capital city airports: Brussels, Sydney and Rome; as well as investments in Bristol and Birmingham Airports in the UK. MAp is the second largest airport owner and manager in the world. Following the acquisition of Brussels Airport, MAp's airports will provide services to more than 85 million passengers per annum. MAp's experienced management team will work closely with Brussels Airport to create further value in the business," Ms Mather said.

The MAp Consortium has been advised by Corporate Finance, Macquarie Bank Limited (London Branch).

Under the terms of the transaction the Belgian State retains a 30% stake in the airport.

MAp Distributions

MAp notes that there are no changes to its existing preliminary distribution guidance for the six months to 31 December 2004 (8 cents per stapled security) and for the year ended 31 December 2005 (17 cents per stapled security).

The MAp Consortium

For more detailed information on the members of the MAp Consortium please see end of release.

Consortium	% of Consortium	% Beneficial Interest in BIAC	Equity Commitment €m
Macquarie Airports (MAp)	74.3%	52.0%	€522
Macquarie European Infrastructure Fund (MEIF)	14.2%	9.9%	€100
Macquarie Global Infrastructure Fund II (GIF II)	4.3%	3.0%	€30
Macquarie Bank Limited	7.2%	5.1%	€51
	100.0%	**70.0%**	**€703**

The MAp Consortium has invested total equity of €703 million (A$1.21 billion) to acquire the 70% interest together with an equity bridge of €62 million to be repaid from a refinance of BIAC's existing debt facilities after the completion of the acquisition. The proceeds from the bridge facility form part of the consideration paid to the vendors for the acquisition.

MAp's Acquisition Funding

MAp will be investing €522 million (A$895 million) in the Consortium to acquire a 52.0% beneficial interest in BIAC. In order to fund its investment in BIAC, MAp advises it will be making a fully underwritten non-renounceable entitlement offer of A$525 million of new hybrid securities (TICkETS) and completing an equity placement of approximately A$400 million.

TICkETS (Tradeable Interest-bearing Convertible to Equity Trust Securities) will have a face value of $100 each and will receive a fixed coupon until 1 January 2010. On 1 January 2010 or earlier under certain circumstances, TICkETS holders may request exchange into MAp securities, at a 5% discount to the then prevailing market price. TICkETS holders will receive at MAp's election, MAp securities or cash equivalent. The TICkETS offer comprises an Entitlement Offer to existing MAp security holders of 1 TICkET for each 233 MAp securities held. The TICkETS coupon rate will be determined as part of a bookbuild during the week commencing 15 November 2004.

Record Date

The record date for MAp security holders to be entitled to participate in the TICkETS offer is Monday 15 November 2004. The ex-entitlement date is 9 November 2004. The TICkETS offer will only be open to MAp security holders resident in Australia and New Zealand.

MAp Request for One-Day Voluntary Suspension of Trading

MAp will undertake a A$400 million private equity placement on Wednesday 10 November 2004. Accordingly, MAp requests one day of voluntary suspension in the quotation of MAp securities until the commencement of trade on Thursday 11 November 2004 to complete the placement.

MAp is not aware of any reason why its securities should not be suspended or of any other relevant information in relation to this request.

MAp will update the market prior to the recommencement of trade with further information.

For further information, please contact:

Stuart Green

Head of Investor Relations

Macquarie Airports

Tel: +61 2 8232 8845

Mob: +61 403 130 056

Email: stuart.green@macquarie.com

Jane Rotsey

Public Affairs Manager

Macquarie Airports

Tel: +61 2 8232 5026

Mob: +61 401 997 160

Email: jane.rotsey@macquarie.com

Background Information on the MAp Consortium

Led by Macquarie Airports (MAp), other members of the Consortium are two wholesale funds managed by members of the Macquarie Bank Group, as well as Macquarie Bank Limited.

Macquarie Airports

Macquarie Airports is an Australian Stock Exchange listed globally diversified airport fund that is managed and advised by wholly owned subsidiaries of the Macquarie Bank Group. MAp has a market capitalisation of A$3.5bn and over 25,000 investors. The majority of its shareholders are pension funds and other long term investors. Macquarie Airports is the second largest airport owner and manager in the world. It owns significant investments in Sydney, Rome, Birmingham and Bristol Airports servicing over 70 million passengers per annum. The addition of Brussels Airport will increase this to 85 million passengers per annum.

Macquarie European Infrastructure Fund (MEIF)

Established in October 2003, MEIF is an unlisted wholesale fund that invests in infrastructure and related assets located in European OECD countries. MEIF caters to pension funds and other investors with a long term outlook and aims to invest in quality infrastructure assets. It currently has two investments – a 50.1% interest in UK utility South East Water and 100% of Arlanda Express, the high speed dedicated rail link between Stockholm city centre and Arlanda Airport. It has also announced that it will be a cornerstone investor in the Wales & the West Gas Distribution Network in an acquisition expected to be completed in the second quarter of 2005.

Macquarie Global Infrastructure Fund II
Macquarie Global Infrastructure Fund II is an unlisted wholesale fund established to invest in diversified global infrastructure assets in OECD countries (except Australia) and including Hong Kong and Singapore. To date it has invested in UK water utility South East Water and has made an equity commitment to the Wales and West Gas Distribution Network in the UK.

Macquarie Bank Group
Macquarie Bank Group members manage over €10 billion in infrastructure equity around the world through a range of listed and unlisted vehicles. Infrastructure investments managed by Macquarie Bank Group members include assets in transportation, water, telecommunications and energy sectors in the UK, Germany, Portugal, Italy, Sweden, Canada, US, Australia, Korea, Japan and South Africa. Macquarie brings the benefits of global resources, relationships and expertise to its infrastructure businesses and the communities they serve.

The Macquarie Bank Group is a diversified international provider of specialist investment banking and financial services with over 6000 employees in 23 countries. Macquarie's European base is London where it has over 300 people, with additional offices in Dublin, Frankfurt, Geneva, Munich, Paris and Vienna.

End

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

8 November 2004

MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 5th November 2004, was 0.034%.

Yours faithfully,

Dennis Leong
<u>Company Secretary</u>

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

File Number: 82-34740

10th November 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 30 September 2004, there have been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, at 31 October 2004 the number of issued fully paid ordinary $1.00 shares was 219,760,994.

Since the last notification to the ASX, the following new options have been issued:

- 227,650 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273); and
- 112,800 options exercisable at $39.64 each and expiring on 22 October 2009 (MBL0274).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 241 options exercisable at $28.05 each and expiring on 20 April 2006 (MBL0015);
- 37,381 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 1,668 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 4,412 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);

- 2,667 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 16,398 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 5,000 options exercisable at $29.04 each and expiring on 29 September 2008 (MBL0210);
- 6,606 options exercisable at $28.74 each and expiring on 30 October 2008 (MBL0222);
- 6,000 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 8,000 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269); and
- 1,000 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271).

The number of options on issue at 31 October 2004 was 31,284,846, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 October 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	6,668	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	1,668	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,259	$28.05	20/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	3,334	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0027	1,668	$28.15	31/07/2006
MBL0028	1,668	$28.46	1/08/2006
MBL0029	4,069,342	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	6,668	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0040	687,900	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	12,500	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	224,986	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006

Listing of Macquarie Bank Limited Options

As at 31 October 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	1,666	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	4,166	$36.34	1/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007

Listing of Macquarie Bank Limited Options

As at 31 October 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	4,804,321	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	4,166	$33.10	29/08/2007
MBL0124	816,206	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	8,334	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0131	215,366	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	13,966	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	292,386	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008

Listing of Macquarie Bank Limited Options

As at 31 October 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	2,242	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,240,746	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	699,982	$28.74	24/09/2008
MBL0208	12,500	$24.54	22/09/2008
MBL0209	67,875	$28.74	1/10/2008
MBL0211	5,000	$29.96	30/09/2008

Listing of Macquarie Bank Limited Options

As at 31 October 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0212	5,000	$29.46	2/10/2008
MBL0213	12,500	$24.53	8/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	29,643	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	17,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009

Listing of Macquarie Bank Limited Options

As at 31 October 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009
MBL0265	37,500	$34.27	22/06/2009
MBL0266	57,500	$33.58	8/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,363,895	$32.75	9/08/2009
MBL0269	2,465,300	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	898,350	$34.60	8/09/2009
MBL0272	220,200	$35.28	22/09/2009
MBL0273	227,650	$36.99	8/10/2009
MBL0274	112,800	$39.64	22/10/2009
MBLAET	1,668	$18.51	25/11/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFF	9,856	$19.97	24/01/2005
MBLAFL	1,663,959	$23.94	21/07/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFR	18,750	$23.76	28/03/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	38,125	$23.94	11/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	4,168	$24.43	19/08/2005
MBLAGS	68,172	$23.94	30/08/2005
MBLAGU	1,668	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHC	4,168	$24.36	13/10/2005
MBLAHE	5,000	$26.45	27/12/2005

Listing of Macquarie Bank Limited Options

As at 31 October 2004

MBL Code	Number	Exercise Price	Expiry Date
MBLAHF	5,000	$27.63	28/12/2005
MBLAHH	5,834	$26.57	12/12/2005
MBLAHI	1,668	$27.56	11/12/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	1,668	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	31,284,846		

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE BANK

MACQUARIE BANK LIMITED 2005 ORDINARY SHARE DIVIDEND TIMETABLE

10 November 2004 – Macquarie Bank Limited would like to advise its proposed 2005 full year and interim dividend timetable for ordinary Shareholders:

Full-year Ordinary Dividend Timetable:

Tuesday 17 May, 2005	Dividend announced
Monday 23 May, 2005	Shares traded ex-dividend*
Friday 27 May, 2005	Record date for dividend
Friday 1 July, 2005	Dividend payment date

Interim Ordinary Dividend Timetable:

Tuesday 15 November, 2005	Dividend announced
Monday 21 November, 2005	Shares traded ex-dividend*
Friday 25 November, 2005	Record date for dividend
Friday 16 December, 2005	Dividend payment date

* These dates are set by ASX and hence subject to ASX confirmation.

These dates are subject to change. Any change will be notified to ASX immediately.

These and other key dates for 2005 are noted on the Bank's website at www.macquarie.com.au/shareholdercentre.

For further information please contact:

Erica Sibree, Investor Relations	+612 8232 5008
Jenny Kovacs, Investor Relations	+612 8232 3250